Exhibit 3.1

STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That shareholders and Board of Directors of Mac Filmworks, Inc. duly adopted resolutions setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and satisfying shareholder meeting requirements of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "IV" so that, as amended, said Article shall be and read as follows:

“The total number of shares of stock which the Corporation shall have authority to issue is 60,000,000 consisting of 50,000,000 shares of common stock, par value $.003 per share (“Common Stock”), and 10,000,000 shares of preferred stock, par value $.0001 per share (“Preferred Stock”).

Shares of Preferred Stock of the Corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be determined by the Board of Directors of the Corporation (“Board of Directors”) prior to the issuance of any shares thereof.  Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, and shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.”

SECOND: On November 20, 2007, pursuant to Section 228 of the Delaware General Corporation Law, written consent was obtained by the majority shareholder of Mac Filmworks, Inc. (“Company”) holding 62.4% of the issued and outstanding shares of capital stock of the Company to implement a reverse common stock split at a ratio of not less than 10-for-1 and not greater than 30-for-1, with the exact ratio to be set within such range in the discretion of the Board of Directors without further approval or authorization of the shareholders, and to effect the reverse stock split by amending the Certificate of Incorporation to change the par value of the Company’s common stock accordingly.  Pursuant to Rule 14c-2 under the Securities Exchange Act of 1934 as amended, the proposal was adopted and effective on or about the close of business on December 24, 2007, 20 days after notification to shareholders of this action by a Definitive Information Statement on Schedule 14C.  On August 25, 2008, pursuant to Section 141(f) of the Delaware General Corporation Law, the board of directors of the Company adopted a resolution authorizing a reverse common stock split at a ratio of 30-for-1, to take effect on September 8, 2008, and to effect the reverse common stock split by amending the Certificate of Incorporation to change the par value from $.0001 to $.003 per share.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 27th day of August, 2008.

By: /s/ DWAYNE DESLATTE

Title: Chief Executive Officer

Name: Dwayne Deslatte